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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                             SEC FILE NUMBER 0-27986

                                  (Check One):

---             ---              ---              ---              ---
 X  Form 10-K       Form 20-F        Form 11-K        Form 10-Q       Form N-SAR
---             ---              ---              ---              ---

         For Period Ended:  December 31, 2000

           /  /   Transition Report on Form 10-K
           /  /   Transition Report on Form 20-F
           /  /   Transition Report on Form 11-K
           /  /   Transition Report on Form 10-Q
           /  /   Transition Report on Form N-SAR

For the Transition Period Ended:
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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I--REGISTRANT INFORMATION

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      ITEQ, INC.
      Full Name of Registrant

      AIR-CURE ENVIRONMENTAL, INC.
      AIR-CURE TECHNOLOGIES, INC.
      Former Name if Applicable

      2727 ALLEN PARKWAY, SUITE 760
      Address of Principal Executive Office (Street and Number)

      HOUSTON, TEXAS 77019
      City, State and Zip Code


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PART II--RULES 12B-25 (B) AND (C)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III--NARRATIVE

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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.
                                                 (Attach Extra Sheets if Needed)
The Registrant has recently reached an accord with its commercial bank lending syndicate under which the operating units of the Registrant were sold by the banks. In addition, through a related transaction, the Registrant has received cash to satisfy its parent company's existing indebtedness and ongoing business termination expenses. As a result of these events, the Registrant will have no continuing operations and a zero net worth. The Registrant has also entered into a definitive merger agreement with an affiliate of the buyer of the operating units. Many of the Registrant's key officers involved in preparing its financial statements and filings under the Securities Exchange Act of 1934 have been heavily involved in the negotiations of these transactions and the related due diligence review over the last few weeks. Accordingly, the Registrant has not completed its financial statements and other disclosure covering the previous year, and is, therefore, unable to file its Form 10-K within the prescribed time period without unreasonable effort or expense.

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PART IV--OTHER INFORMATION

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         (1) Name and telephone number of person to contact in regard to this notification

 DOUGLAS R. HARRINGTON, JR.                713                  285-2700
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        (Name)                         (Area Code)         (Telephone Number)


         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               /X/ Yes  / / No



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         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               /X/ Yes  / / No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         EXPLANATION.

     THE COMPANY ANTICIPATES THAT IT WILL REPORT A NET LOSS OF APPROXIMATELY $46.3 MILLION FOR THE YEAR ENDED DECEMBER 31, 2000 AS COMPARED TO THE NET LOSS OF $77.1 MILLION FOR THE YEAR ENDED DECEMBER 31, 1999. THE PRIMARY REASONS FOR THE IMPROVEMENT IN THE 2000 FISCAL PERIOD WERE AN INCREASE IN GAIN ON SALES OF ASSETS AND BUSINESSES ($15.1 MILLION), LOWER INTEREST EXPENSE AND INCOME TAXES ($5.8 MILLION) AND THE EXCLUSION OF OPERATING LOSSES OF BUSINESS SOLD OR LIQUIDATED ($15. 7 MILLION). INCREASED IMPAIRMENT CHARGES FOR 2000 OF $11.9 MILLION WERE PARTIALLY OFFSET BY INCREASED PROFITABILITY FOR THE COMPANY'S FILTRATION AND REMAINING STORAGE OPERATIONS.



                                   ITEQ, INC.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  April 3, 2001                    By: /s/ DOUGLAS R. HARRINGTON, JR.
     ---------------------------          ----------------------------------
                                             Douglas R. Harrington, Jr.
                                     Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss. 232.201 or ss. 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss. 232.13(b) of this chapter).












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